Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2.

Date of Material Change

September 15, 2006.

Item 3.

News Release

The press release was issued on September 20, 2006.

Item 4.

Summary of Material Change

See attached press release.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Date of Report

September 20, 2006.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

September 20, 2006

TSX Venture Exchange: EMR

OTC Bulletin Board: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD COMPLETES NON-BROKERED FINANCING

Emgold Mining Corporation (EMR-TSX-V) (“Emgold”) is pleased to announce that it has completed a non-brokered private placement of 1,426,202 units (the “Units) at a price of $0.60 per Unit for aggregate gross proceeds of $855,721 (the “Offering”).  Each Unit is comprised of one common share in the capital of Emgold and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of Emgold at an exercise price of $1.00 per share until September 15, 2008.

Bolder Investment Partners Ltd., John H. Mesrobian Esq., CIBC World Markets Inc. and Loeb Aron & Company Ltd. received, in aggregate, finder’s fees totalling $44,316, being 6% of gross proceeds on $738,601 (exclusive of insider subscriptions).  All shares, warrants and any shares issued upon exercise of the warrants with respect to the Offering are subject to a hold period expiring January 16, 2007.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release is not an offer of securities for sale in the United States or Canada.  These securities may not be offered or sold in the United States or Canada absent registration or qualification or an exemption from registration or qualification.  Any public offering of securities to be made in the United States and Canada will be made by means of a prospectus that may be obtained from Emgold and that will contain detailed information about Emgold and management, as well as financial statements.

Proceeds from the Offering will be used to fund further exploration, permitting and development of Emgold’s Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process, exploration of Emgold’s properties in British Columbia and for general working capital.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project in California and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

On Behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.
President and Chief Executive Officer

For further information please contact: Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free 1-888-267-1400

Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.